The information in this preliminary pricing supplement is not complete and may be changed. We may not deliver these notes until a final pricing supplement is delivered. This preliminary pricing supplement and the accompanying prospectus, product supplement and index supplement do not constitute an offer to sell these notes and we are not soliciting an offer to buy these notes in any state where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated February 6, 2020

PROSPECTUS Dated November 16, 2017 PRODUCT SUPPLEMENT Dated November 16, 2017 INDEX SUPPLEMENT Dated November 16, 2017	Pricing Supplement No. 3,355 to Registration Statement Nos. 333-221595; 333-221595-01 Dated , 2020 Rule 424(b)(2)
Morgan Stanley Finance LLC STRUCTURED INVESTMENTS Opportunities in International Equities

$

Digital Basket-Linked Notes due

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

The notes are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the second scheduled business day after the determination date) is based on the performance of a weighted basket comprised of the EURO STOXX 50® Index (36.00% weighting), the Tokyo Stock Price Index (27.00% weighting), the FTSE® 100 Index (19.00% weighting), the Swiss Market Index (10.00% weighting) and the S&P/ASX 200 Index (8.00% weighting), as measured from the trade date to and including the determination date (expected to be between 18 and 21 months after the trade date). The initial basket level is 100, and the final basket level on the determination date will equal the sum of the products, as calculated separately for each basket underlier, of: (i) the final underlier level multiplied by (ii) the applicable multiplier. The multiplier will equal, for each basket underlier, (i) the weighting of such basket underlier multiplied by 100 divided by (ii) the initial underlier level for such basket underlier. If the final basket level on the determination date is greater than or equal to the initial basket level, the return on your notes will be positive. However, if the final basket level on the determination date is less than the initial basket level, you will be negatively exposed to the full amount of the percentage decline in the basket value, and you will lose some or all of your investment. You could lose your entire investment in the notes. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

To determine your payment at maturity, we will calculate the basket return, which is the percentage increase or decrease in the basket level from the initial basket level to the final basket level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●	if the basket return is positive or zero (the final basket level is greater than or equal to the initial basket level), the greater of (i) the threshold settlement amount, which is expected to be between $1,193.80 and $1,227.40 (to be set on the trade date), and (ii) the sum of (a) $1,000 plus (b) $1,000 times the basket return;

●	if the basket return is negative (the final basket level is less than the initial basket level), the sum of (a) $1,000 plus (b) $1,000 times the basket return. Under these circumstances, you will lose some or all of your investment.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value on the trade date will be approximately $979.50 per note, or within $10.00 of that estimate. See “Estimated Value” on page 2.

	Price to public	Agent’s commissions(1)	Proceeds to us(2)
Per note	$1,000	$15.30	$984.70
Total	$	$	$

(1) The price to public will be between 98.47% and 100.00% of the face amount, reflecting, for certain investors, a foregone agent’s commission with respect to sales of such notes; see “Additional Information About the Notes—Supplemental information regarding plan of distribution; conflicts of interest” on page 29. Morgan Stanley & Co. LLC (“MS & Co.”) will sell all of the notes that it purchases from us to an unaffiliated dealer. Investors that purchase and hold the notes in fee-based accounts may be charged fees based on the amount of assets held in those accounts, including the notes.

(2) See “Additional Information About the Notes—Use of proceeds and hedging” beginning on page 27.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 13.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying product supplement, index supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Terms” on page 3.

MORGAN STANLEY

About Your Prospectus

The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program. This prospectus includes this preliminary pricing supplement and the accompanying documents listed below. This preliminary pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

●    Prospectus dated November 16, 2017

●    Product Supplement dated November 16, 2017

●    Index Supplement dated November 16, 2017

The information in this preliminary pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

ESTIMATED VALUE

The Original Issue Price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the Trade Date will be less than $1,000. We estimate that the value of each note on the Trade Date will be approximately $979.50, or within $10.00 of that estimate. Our estimate of the value of the notes as determined on the Trade Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Trade Date?

In valuing the notes on the Trade Date, we take into account that the notes comprise both a debt component and a performance-based component linked to the Basket Underliers. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Basket Underliers, instruments based on the Basket Underliers, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the Threshold Level and the Threshold Settlement Amount, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the Trade Date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the Basket Underliers, may vary from, and be lower than, the estimated value on the Trade Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 3 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Basket Underliers, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

SUMMARY INFORMATION

The Digital Basket-Linked Notes, which we refer to as the notes, are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying product supplement, index supplement and prospectus, as supplemented or modified by this document. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Capitalized terms used but not defined herein have the meanings assigned to them in the accompanying product supplement and prospectus. All references to “Threshold Level,” “Multiplier,” “Cash Settlement Amount,” “Closing Level,” “Determination Date,” “Face Amount,” “Basket Closing Level,” “Final Basket Level,” “Initial Basket Level,” “Original Issue Price,” “Stated Maturity Date,” “Trade Date,” “Basket,” “Basket Underlier” and “Basket Return” herein shall be deemed to refer to “initial basket value,” “multiplier,” “payment at maturity,” “basket component closing value,” “valuation date,” “stated principal amount,” “basket closing value,” “final basket value,” “initial basket value,” “issue price,” “maturity date,” “pricing date,” “basket,” “basket index” and “basket percent change” respectively, as used in the accompanying product supplement. References herein to the “Threshold Settlement Amount” shall be deemed to refer to the sum of the “stated principal amount” and the “upside payment,” each as used in the accompanying product supplement.

If the terms described herein are inconsistent with those described in the accompanying product supplement or prospectus, the terms described herein shall control.

Terms

Issuer: Morgan Stanley Finance LLC

Guarantor: Morgan Stanley

Basket:

Basket Underlier	Bloomberg Ticker Symbol	Basket Underlier Publisher	Basket Underlier Weighting	Initial Underlier Level*	Multiplier*
EURO STOXX 50® Index	SX5E	STOXX Limited (“STOXX”)	36.00%
Tokyo Stock Price Index	TPX	Tokyo Stock Exchange, Inc. (“TSE”)	27.00%
FTSE® 100 Index	UKX	FTSE Russell (“FTSE”)	19.00%
Swiss Market Index	SMI	SIX Group Ltd. (“SIX Group”)	10.00%
S&P/ASX 200 Index	AS51	S&P Dow Jones Indices LLC (“S&P”)	8.00%

* The Initial Underlier Levels and Multipliers will be determined on the Trade Date.

For more information on the Basket and the Basket Underliers, see “The Basket and the Basket Underliers” on page 19.

Notes: The accompanying product supplement refers to the notes as the “jump securities.”

Specified currency: U.S. dollars (“$”)

Face Amount: Each note will have a Face Amount of $1,000; $ in the aggregate for all the notes; the aggregate Face Amount of notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the notes on a date subsequent to the date hereof.

Denominations: $1,000 and integral multiples thereof

Cash Settlement Amount (on the Stated Maturity Date): For each $1,000 Face Amount of notes, we will pay you on the Stated Maturity Date an amount in cash equal to:

•	if the Final Basket Level is greater than or equal to the Threshold Level, the greater of (1) the Threshold Settlement Amount, and (2) the sum of (i) $1,000 plus (ii) $1,000 times the Basket Return; or

•	if the Final Basket Level is less than the Threshold Level, the sum of (i) $1,000 plus (ii) $1,000 times the Basket Return.

You will lose some or all of your investment at maturity if the Final Basket Level is less than the Initial Basket Level. Any payment of the Cash Settlement Amount is subject to the credit of the Issuer.

Initial Basket Level: 100, which will be equal to the sum of the products, as calculated separately for each Basket Underlier, of (i) the Initial Underlier Level and (ii) the applicable Multiplier

Initial Underlier Level: With respect to each Basket Underlier, to be determined on the Trade Date. The Initial Underlier Level may be higher or lower than the actual Closing Level of such Basket Underlier on the Trade Date; provided that the Initial Underlier Level for any Basket Underlier will not be higher than the highest level of such Basket Underlier on the Trade Date. See “Basket—Initial Underlier Level” above.

Final Underlier Level: With respect to each Basket Underlier, the Closing Level of such Basket Underlier on the Determination Date, except in the limited circumstances described under “Description of Securities—Postponement of Valuation Date(s)” on page S-47 of the accompanying product supplement, and subject to adjustment as provided under “Description of Securities—Discontinuance of Any Underlying Index or Basket Index; Alteration of Method of Calculation” on page S-50 of the accompanying product supplement.

Basket Closing Level: On the Determination Date, the sum of the following, calculated separately for each Basket Underlier: (i) the Final Underlier Level multiplied by (ii) the applicable Multiplier

Final Basket Level: The Basket Closing Level on the Determination Date

Basket Return: The quotient of (i) the Final Basket Level minus the Initial Basket Level divided by (ii) the Initial Basket Level, expressed as a percentage

Multiplier: The Multiplier for each Basket Underlier will be set on the Trade Date and will be equal to (i) the Basket Underlier Weighting of such Basket Underlier multiplied by 100 divided by (ii) the Initial Underlier Level for such Basket Underlier. The Multiplier is based on such Basket Underlier’s respective Initial Underlier Level so that each Basket Underlier is reflected in the predetermined Initial Basket Level in accordance with its Basket Underlier Weighting.

Threshold Level: 100, which is 100.00% of the Initial Basket Level.

Threshold Settlement Amount (to be set on the Trade Date): Expected to be between $1,193.80 and $1,227.40 for each $1,000 Face Amount of notes.

Trade Date:

Original Issue Date (Settlement Date) (to be set on the Trade Date): Expected to be the fifth scheduled Business Day following the Trade Date.

Determination Date (to be set on the Trade Date): Expected to be between 18 and 21 months after the Trade Date, subject to postponement as described in the accompanying product supplement on page S-47 under “Description of Securities—Postponement of Valuation Date(s).”

Stated Maturity Date (to be set on the Trade Date): Expected to be the second scheduled Business Day following the Determination Date, subject to postponement as described below. The Stated Maturity Date is a pricing term and will be determined by us on the Trade Date.

Postponement of Stated Maturity Date: If the scheduled Determination Date is not a Trading Day for a Basket Underlier or if a market disruption event occurs with respect to a Basket Underlier on that day so that the date on which the Final Underlier Level for all Basket Underliers has been determined falls less than two Business Days prior to the scheduled Stated Maturity Date, the Stated Maturity Date of the notes will be postponed to the second Business Day following such date.

Closing Level: As described under “Description of Securities—Some Definitions—index closing value” on page S-37 of the accompanying product supplement

Business Day: As described under “Description of Securities—Some Definitions—business day” on page S-36 of the accompanying product supplement

Trading Day: With respect to each of the EURO STOXX 50® Index, the Tokyo Stock Price Index and the FTSE® 100 Index, as described under “Description of Securities—Some Definitions—index business day” on page S-37 of the accompanying product supplement. The product supplement refers to a Trading Day as an “index business day.”

With respect to each of the Swiss Market Index and the S&P/ASX 200 Index, notwithstanding the definition of “index business day” on page S-37 of the accompanying product supplement, Trading Day means a day, as determined by the calculation agent, on which (i) the respective principal securities markets for all of the stocks composing such Basket Underlier are open for trading, (ii) the Basket Underlier Publisher for such Basket Underlier is open for business and (iii) such Basket Underlier is calculated and published by its Basket Underlier Publisher. Although the Basket Underlier Publisher for the Swiss Market Index or the S&P/ASX 200 Index may publish a Closing Level with respect to such Basket Underlier on a day on which one or more of the principal securities markets for the stocks composing such Basket Underlier are closed, that day would not be a Trading Day for such Basket Underlier.

Market disruption event: The following replaces in its entirety the section entitled “Description of Securities—Some Definitions—market disruption event” on page S-37 of the accompanying product supplement:

“Market disruption event” means, with respect to any Basket Underlier:

(i) the occurrence or existence of:

(a)	a suspension, absence or material limitation of trading of securities then constituting 20 percent or more, by weight, of such Basket Underlier (or successor index) on the relevant exchanges for such securities for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such relevant exchange, or

(b)	a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for securities then constituting 20 percent or more, by weight, of such Basket Underlier (or successor index), or futures or options contracts, if available, relating to such Basket Underlier (or successor index) or the securities then constituting 20 percent or more, by weight, of such Basket Underlier during the last one-half hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate, or

(c)	the suspension, material limitation or absence of trading on any major U.S. securities market for trading in futures or options contracts or exchange-traded funds related to such Basket Underlier (or successor index), or in futures or options contracts, if available, relating to securities then constituting 20 percent or more, by weight, of such Basket Underlier (or successor index) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market, in each case as determined by the calculation agent in its sole discretion; and

(ii) a determination by the calculation agent in its sole discretion that any event described in clause (i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the notes.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in a Basket Underlier is suspended, absent or materially limited at that time, then the relevant percentage contribution of that security to the value of such Basket Underlier shall be based on a comparison of (x) the portion of the value of such Basket Underlier attributable to that security relative to (y) the overall value of such Basket Underlier, in each case immediately before that suspension or limitation.

For the purpose of determining whether a market disruption event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract or exchange-traded fund will not constitute a market disruption event, (3) a suspension of trading in futures or options contracts or exchange-traded funds on a Basket Underlier, or futures or options contracts, if available, relating to securities then constituting 20 percent or more, by weight, of a Basket Underlier, by the primary securities market trading in such contracts or funds by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or funds, or (c) a disparity in bid and ask quotes relating to such contracts or funds will constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange-traded funds related to such Basket Underlier and (4) a “suspension, absence or material limitation of trading” on any relevant exchange or on the primary market on which futures or options contracts or exchange-traded funds related to a Basket Underlier are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Trustee: The Bank of New York Mellon

Calculation Agent: MS & Co.

Issuer Notice To Registered Security Holders, the Trustee and the Depositary: In the event that the Stated Maturity Date is postponed due to postponement of the Determination Date, the Issuer shall give notice of such postponement and, once it has been determined, of the date to which the Stated Maturity Date has been rescheduled (i) to each registered holder of the notes by mailing notice of such postponement by first class mail, postage prepaid, to such registered holder’s last address as it shall appear upon the registry books, (ii) to the Trustee by facsimile confirmed by mailing such notice to the Trustee by first class mail, postage prepaid, at its New York office and (iii) to The Depository Trust Company (the “depositary”) by telephone or facsimile, confirmed by mailing such notice to the depositary by first class mail, postage prepaid. Any notice that is mailed to a registered holder of the notes in the manner herein provided shall be conclusively presumed to have been duly given to such registered holder, whether or not such registered holder receives the notice. The Issuer shall give such notice as promptly as possible, and in no case later than (i) with respect to notice of postponement of the Stated Maturity Date, the Business Day immediately preceding the scheduled Stated Maturity Date and (ii) with respect to notice of the date to which the Stated Maturity Date has been rescheduled, the Business Day immediately following the actual Determination Date for determining the Final Basket Level.

The Issuer shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to the depositary of the amount of cash, if any, to be delivered with respect to each Face Amount of notes, on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Stated Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the notes, if any, to the Trustee for delivery to the depositary, as holder of the notes, on the Stated Maturity Date.

CUSIP no.: 61770FJZ0

ISIN: US61770FJZ09

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical closing levels of the Basket and the Basket Underliers, as applicable, on the Determination Date could have on the Cash Settlement Amount.

The examples below are based on a range of Final Basket Levels and Final Underlier Levels that are entirely hypothetical; no one can predict what the level of the Basket will be on any day during the term of the notes, and no one can predict what the Final Basket Level will be on the Determination Date. The Basket Underliers have at times experienced periods of high volatility — meaning that the levels of the Basket Underliers have changed considerably in relatively short periods — and their performances cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date. The value of the notes at any time after the Trade Date will vary based on many economic and market factors, including interest rates, the volatility of the Basket Underliers, our creditworthiness and changes in market conditions, and cannot be predicted with accuracy. Any sale prior to the Stated Maturity Date could result in a substantial loss to you.

Key Terms and Assumptions
Face Amount:	$1,000
Threshold Level:	100.00% of the Initial Basket Level
Hypothetical Threshold Settlement Amount:	$1,193.80 per $1,000 Face Amount of notes (119.380% of the Face Amount)
Minimum Cash Settlement Amount:	None

•    Neither a market disruption event nor a non-Trading Day occurs on the Determination Date.

•    No discontinuation of the Underlier or alteration of the method by which the Underlier is calculated.

•    Notes purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date.

Moreover, we have not yet set the Initial Underlier Level for each Basket Underlier that will serve as the baselines for determining the Basket Return and the amount that we will pay on the notes, if any, at maturity. We will not do so until the Trade Date. As a result, the actual Initial Underlier Level for each Basket Underlier may differ substantially from the level of such Basket Underlier at any time prior to the Trade Date.

For these reasons, the actual performance of the Basket and the Basket Underliers over the term of the notes, as well as the Cash Settlement Amount, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Basket and the Basket Underliers shown elsewhere in this document. For information about the historical levels of each Basket Underlier during recent periods, see “The Basket and The Basket Underliers” below.

The levels in the left column of the table below represent hypothetical Final Basket Levels and are expressed as percentages of the Initial Basket Level. The amounts in the right column represent the hypothetical Cash Settlement Amounts, based on the corresponding hypothetical Final Basket Levels (expressed as a percentage of the Initial Basket Level), and are expressed as percentages of the Face Amount of notes (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Cash Settlement Amount of 100% means that the value of the cash payment that we would deliver for each $1,000 Face Amount of notes on the Stated Maturity Date would equal 100% of the Face Amount of notes, based on the corresponding hypothetical Final Basket Level (expressed as a percentage of the Initial Basket Level) and the assumptions noted above. The numbers appearing in the table and chart below may have been rounded for ease of analysis.

Hypothetical Final Basket Level (as Percentage of Initial Basket Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
175.000%	175.000%
150.000%	150.000%
130.000%	130.000%
125.000%	125.000%
120.000%	120.000%
119.380%	119.380%
115.000%	119.380%
110.000%	119.380%
105.000%	119.380%
100.000%	119.380%
99.999%	99.999%
95.000%	95.000%
90.000%	90.000%
85.000%	85.000%
80.000%	80.000%
75.000%	75.000%
50.000%	50.000%
40.000%	40.000%
25.000%	25.000%
0.000%	0.000%

If, for example, the Final Basket Level were determined to be 50.000% of the Initial Basket Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be 50.000% of the Face Amount of notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would lose 50.000% of your investment. If you purchased your notes at a premium to the Face Amount, you would lose a correspondingly higher percentage of your investment.

If, for example, the Final Basket Level were determined to be 150.000% of the Initial Basket Level, the Cash Settlement Amount that we would deliver on your notes at maturity would equal the sum of (i) $1,000 plus (ii) $1,000 times the Basket Return, which is greater than the Hypothetical Threshold Settlement Amount in this example.

Payoff Diagram

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amount (expressed as a percentage of the Face Amount of notes), if the Final Basket Level (expressed as a percentage of the Initial Basket Level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical Final Basket Level (expressed as a percentage of the Initial Basket Level) of less than 100% (the section left of the 100% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100% of the Face Amount of notes (the section below the 100% marker on the vertical axis), and, accordingly, would result in a loss of some or all of the Face Amount.

Hypothetical Payoff Diagram

Scenario Analysis and Examples of Cash Settlement Amount at Maturity

Below are four examples of how the Cash Settlement Amount you receive at maturity, if any, will be calculated based on hypothetical Initial Underlier Levels, Final Underlier Levels and Multipliers for each of the Basket Underliers. As shown below, any increase in the level of one or more of the Basket Underliers may be moderated, or wholly offset, by lesser increases or declines in the level of one or more of the other Basket Underliers. The following examples are based on hypothetical data and are provided for illustrative purposes only. The numbers appearing in the examples below may have been rounded for ease of analysis.

The hypothetical Initial Underlier Level for each Basket Underlier of 100.00 has been chosen for illustrative purposes only and does not represent a likely Initial Underlier Level for that Basket Underlier. For historical data showing the actual historical levels of the Basket Underliers, please see the information set forth under “The Basket and the Basket Underliers” below.

Example 1:  All of the Basket Underliers appreciate over the term of the notes. The Final Basket Level is greater than the Threshold Level.  The Cash Settlement Amount is greater than the Threshold Settlement Amount and reflects the appreciation of the Basket.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier & Basket Underlier Weighting	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Appreciation / Depreciation	Hypothetical Multiplier	Column B x Column D
EURO STOXX 50® Index (36.00% weighting)	100.00	150.00	+ 50.00%	0.36000	54.00
Tokyo Stock Price Index (27.00% weighting)	100.00	150.00	+ 50.00%	0.27000	40.50
FTSE® 100 Index (19.00% weighting)	100.00	150.00	+ 50.00%	0.19000	28.50
Swiss Market Index (10.00% weighting)	100.00	150.00	+ 50.00%	0.10000	15.00
S&P/ASX 200 Index (8.00% weighting)	100.00	150.00	+ 50.00%	0.08000	12.00
			Final Basket Level:		150.00
			Basket Return:		50.00%

In this example, all of the hypothetical Final Underlier Levels are greater than the applicable hypothetical Initial Underlier Levels, which results in the hypothetical Final Basket Level being greater than the Threshold Level of 100.00.  Because the hypothetical Final Basket Level of 150.00 is greater than the Initial Basket Level, the hypothetical Cash Settlement Amount that we would deliver on your notes at maturity for each $1,000 Face Amount of notes would equal:

Cash Settlement Amount	=	the greater of (i) the hypothetical Threshold Settlement Amount, and (ii) the sum of $1,000 plus $1,000 times the basket return;
	=	the greater of (i) $1,193.80 and (ii) $1,000 + [$1,000 x 50%]
	=	the greater of (i) $1,193.80 and (ii) $1,500.00
Cash Settlement Amount	=	$1,500.00

Example 2:  Four Basket Underliers appreciate, while the other Basket Underlier remains unchanged, over the term of the notes. The Cash Settlement Amount is equal to the hypothetical Threshold Settlement Amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier & Basket Underlier Weighting	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Appreciation / Depreciation	Hypothetical Multiplier	Column B x Column D
EURO STOXX 50® Index (36.00% weighting)	100.00	125.00	+ 25.00%	0.36000	45.00
Tokyo Stock Price Index (27.00% weighting)	100.00	100.00	0.00%	0.27000	27.00
FTSE® 100 Index (19.00% weighting)	100.00	125.00	+ 25.00%	0.19000	23.75
Swiss Market Index (10.00% weighting)	100.00	125.00	+ 25.00%	0.10000	12.50
S&P/ASX 200 Index (8.00% weighting)	100.00	125.00	+ 25.00%	0.08000	10.00
			Final Basket Level:		118.25
			Basket Return:		18.25%

In this example, all of the hypothetical Final Underlier Levels are greater than or equal to the applicable hypothetical Initial Underlier Levels, which results in the hypothetical Final Basket Level being greater than the Threshold Level of 100.00.  Because the hypothetical Final Basket Level is 118.25, the hypothetical Cash Settlement Amount for each $1,000 Face Amount of notes will equal:

Cash Settlement Amount	=	the greater of (i) the Threshold Settlement Amount, and (ii) the sum of $1,000 plus $1,000 times the Basket Return;
	=	the greater of (i) $1,193.80 and (ii) $1,000 + [$1,000 x 18.25%]
	=	the greater of (i) $1,193.80 and (ii) $1,182.50
Cash Settlement Amount	=	$1,193.80

Example 3.  Two of the Basket Underliers depreciate, while the other Basket Underliers remain unchanged or appreciate, over the term of the notes. The Final Basket Level is less than the Initial Basket Level, and therefore the Cash Settlement Amount is less than the $1,000 Face Amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier & Basket Underlier Weighting	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Appreciation / Depreciation	Hypothetical Multiplier	Column B x Column D
EURO STOXX 50® Index (36.00% weighting)	100.00	55.00	-45.00%	0.36000	19.80
Tokyo Stock Price Index (27.00% weighting)	100.00	50.00	-50.00%	0.27000	13.50
FTSE® 100 Index (19.00% weighting)	100.00	100.00	0.00%	0.19000	19.00
Swiss Market Index (10.00% weighting)	100.00	102.00	+2.00%	0.10000	10.20
S&P/ASX 200 Index (8.00% weighting)	100.00	105.00	+5.00%	0.08000	8.40
			Final Basket Level:		70.90
			Basket Return:		-29.10%

In this example, the hypothetical Final Underlier Levels for the EURO STOXX 50® Index and Tokyo Stock Price Index are less than their respective hypothetical Initial Underlier Levels, while the hypothetical Final Underlier Level of the FTSE® 100 Index is equal to its hypothetical Initial Underlier Level and the hypothetical Final Underlier Levels of the Swiss Market Index and the S&P/ASX 200 Index are greater than their applicable hypothetical Initial Underlier Levels.

Because the Basket Underliers are unequally weighted, increases in the lower-weighted Basket Underliers may be more than offset by decreases in the higher-weighted Basket Underliers. In this example, the large declines in the levels of the EURO STOXX 50® Index and Tokyo Stock Price Index result in the hypothetical Final Basket Level being significantly less than the Initial Basket Level, even though the level of the FTSE® 100 Index remained unchanged and the levels of the Swiss Market Index and the S&P/ASX 200 Index increased.

Because the hypothetical Final Basket Level of 70.90 is less than the Initial Basket Level of 100.00, the hypothetical Cash Settlement Amount for each $1,000 Face Amount of notes will equal:

Cash Settlement Amount = $1,000 + ($1,000 × -29.10%) = $709.00

Example 4.  All of the Basket Underliers depreciate over the term of the notes. The Final Basket Level is less than the Initial Basket Level, and therefore the Cash Settlement Amount is less than the $1,000 Face Amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier & Basket Underlier Weighting	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Appreciation / Depreciation	Hypothetical Multiplier	Column B x Column D
EURO STOXX 50® Index (36.00% weighting)	100.00	50.00	- 50.00%	0.36000	18.00
Tokyo Stock Price Index (27.00% weighting)	100.00	65.00	- 35.00%	0.27000	17.55
FTSE® 100 Index (19.00% weighting)	100.00	45.00	- 55.00%	0.19000	8.55
Swiss Market Index (10.00% weighting)	100.00	55.00	- 45.00%	0.10000	5.50
S&P/ASX 200 Index (8.00% weighting)	100.00	60.00	- 40.00%	0.08000	4.80
			Final Basket Level:		54.40
			Basket Return:		-45.60%

In this example, all of the hypothetical Final Underlier Levels are less than the applicable hypothetical Initial Underlier Levels, which results in the hypothetical Final Basket Level being significantly less than the Initial Basket Level of 100.00.  Because the hypothetical Final Basket Level of 54.40 is less than the Initial Basket Level of 100.00, the hypothetical Cash Settlement Amount for each $1,000 Face Amount of notes will equal:

Cash Settlement Amount = $1,000 + ($1,000 × -45.60%) = $544.00

RISK FACTORS

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement and prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

The Notes Do Not Pay Interest Or Guarantee The Return Of Any Of Your Principal

The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest and do not guarantee any return of principal at maturity. If the Final Basket Level is less than the Initial Basket Level, the Cash Settlement Amount will be an amount less than the Face Amount of the notes, reflecting the full decline in the level of the Basket over the term of the notes, without any buffer. As there is no minimum Cash Settlement Amount on the notes, you could lose your entire initial investment.

Also, the market price of your notes prior to the Stated Maturity Date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the Stated Maturity Date, you may receive significantly less than the amount of your investment in the notes.

The Stated Maturity Date Of The Notes Is A Pricing Term And Will Be Determined By Us On The Trade Date

We will not fix the Stated Maturity Date until the Trade Date, and so you will not know the exact term or the Determination Date of the notes at the time that you make your investment decision. The term could be as short as approximately 1 year and 6 months, and as long as approximately 1 year and 9 months. You should be willing to hold your Notes for up to approximately 1 year and 9 months, and the Stated Maturity Date selected by us could have an impact on the value of the notes. For example, if the Basket appreciates, a note with a shorter term will result in a higher annualized return based on that appreciation than a note with a longer term. In addition, the Basket may be lower on the actual Determination Date and the Cash Settlement Amount may be lower than if the Determination Date and Stated Maturity Date had been set differently in the three-month range.

If You Purchase Your Notes At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at a premium to the Face Amount and hold them to the Stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or at a discount to the Face Amount.

The Basket Underliers Reflect The Price Return Of The Stocks Composing Each Basket Underlier, Not A Total Return

The return on the notes is based on the performance of the Basket Underliers, which reflect the changes in the market prices of the stocks composing each Basket Underlier. The Basket Underliers are not, however, “total return” indices, which, in addition to reflecting the price returns of their respective component stocks, would also reflect all dividends and other distributions paid on such component stocks. The return on the notes will not include such a total return feature.

The Market Price Will Be Influenced By Many Unpredictable Factors

Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the level of the Basket and each Basket Underlier at any time, volatility (frequency and magnitude of changes in value) of each of the Basket Underliers, the dividend yield of the component stocks of each Basket Underlier, the actual or expected positive or negative correlation among the Basket Underliers, or the actual or expected absence of any such correlation, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the Basket Underliers or equities markets generally and which may affect the Final Underlier Levels of the Basket Underliers and any actual or anticipated changes in our credit ratings or credit spreads. The levels of the Basket Underliers may be, and have been, volatile, and we can give you no assurance that the volatility will lessen. See “The Basket and The Basket Underliers ” below. You may receive less, and possibly significantly less, than the Face Amount per note if you try to sell your notes prior to maturity.

The Notes Are Subject To Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes

You are dependent on our ability to pay all amounts due on the notes at maturity, and therefore you are subject to our credit risk. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

As A Finance Subsidiary, MSFL Has No Independent Operations And Will Have No Independent Assets

As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of the notes if they make claims in respect of such notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of the notes should accordingly assume that in any such proceedings they could not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

The Amount Payable On The Notes Is Not Linked To The Levels Of The Basket Underliers At Any Time Other Than The Determination Date

The Final Basket Level will be based on the Closing Levels of the Basket Underliers on the Determination Date, subject to adjustment for non-Trading Days and certain market disruption events. Even if the levels of some or all of the Basket Underliers appreciate prior to the Determination Date but then drop by the Determination Date, the Cash Settlement Amount may be less, and may be significantly less, than it would have been had the Cash Settlement Amount been linked to the levels of the Basket Underliers prior to such drop. Although the actual levels of the Basket Underliers on the Stated Maturity Date or at other times during the term of the notes may be higher than the Final Underlier Levels on the Determination Date, the Cash Settlement Amount will be based solely on the Closing Levels of the Basket Underliers on the Determination Date as compared to their respective Initial Underlier Levels.

The Return On Your Notes May Change Significantly Despite Only A Small Incremental Change In The Basket Level

If the Final Basket Level is less than the Initial Basket Level, you will receive less than the Face Amount on your notes and you could lose up to all of your investment in the notes. This means that while a Basket Return equal to zero will result in a Cash Settlement Amount on the Stated Maturity Date equal to the Threshold Settlement Amount, a decrease in the Final Basket Level to less than the Initial Basket Level will result in a loss of some or all of the principal amount of the notes, despite only a small incremental change in the level of the Basket.

Changes In The Level Of One Or More Of The Basket Underliers May Offset Changes In The Levels Of The Others

Movements in the levels of the Basket Underliers may not correlate with each other. At a time when the level of one or more Basket Underliers increases, the level of one or more of the other Basket Underliers may not increase as much, or may decline. Therefore, in calculating the Basket Return, increases in the level of one or more Basket Underliers may be moderated, or wholly offset, by lesser increases or declines in the level of one or more of the other Basket Underliers. Further, the Basket is not equally weighted among the Basket Underliers. Decreases in the level of a more heavily weighted Basket Underlier could moderate or wholly offset increases in the levels of the less heavily weighted Basket Underliers. If the Final Basket Level is less than the Initial Basket Level, you will receive at maturity an amount that is less, and that may be significantly less, than the Face Amount of your notes, and which could be zero.

The Notes Are Linked To The Basket Underliers And Are Subject To Risks Associated With Investments In Securities Linked To The Value Of Foreign Equity Securities

The notes are linked to the value of foreign equity securities. Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Although the equity securities included in the Basket Underliers are traded in foreign currencies, the value of your notes (as measured in U.S. dollars) will not be adjusted for any exchange rate fluctuations. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities issued in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions.

Investing In The Notes Is Not Equivalent To Investing In The Basket Underliers Or The Stocks Composing The Basket Underliers

Investing in the notes is not equivalent to investing in the Basket Underliers or the stocks that constitute the Basket Underliers. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the Basket Underliers.

Adjustments To The Basket Underliers Could Adversely Affect The Value Of The Notes

The publisher of each Basket Underlier may add, delete or substitute the stocks constituting such Basket Underlier or make other methodological changes that could change the level of such Basket Underlier. The publisher of each Basket Underlier may also discontinue or suspend calculation or publication of such Basket Underlier at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued Basket Underlier and is permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates. If the calculation agent determines that there is no appropriate successor index, the Final Underlier Level for such Basket Underlier will be determined based on the closing prices at maturity of the securities composing the Basket Underlier at the time of such discontinuance, without rebalancing or substitution, computed by the calculation agent in accordance with the formula for calculating such Basket Underlier last in effect prior to discontinuance of such Basket Underlier.

The Rate We Are Willing To Pay For Securities Of This Type, Maturity And Issuance Size Is Likely To Be Lower Than The Rate Implied By Our Secondary Market Credit Spreads And Advantageous To Us. Both The Lower Rate And The Inclusion Of Costs Associated With Issuing, Selling, Structuring And Hedging The Notes In The Original Issue Price Reduce The Economic Terms Of The Notes, Cause The Estimated Value Of The Notes To Be Less Than The Original Issue Price And Will Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the Original Issue Price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the Original Issue Price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the Original Issue Price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 3 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Basket Underliers, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

The Estimated Value Of The Notes Is Determined By Reference To Our Pricing And Valuation Models, Which May Differ From Those Of Other Dealers And Is Not A Maximum Or Minimum Secondary Market Price

These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the Trade Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date hereof will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The Market Price Will Be Influenced By Many Unpredictable Factors” above.

The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which Is A Subsidiary Of Morgan Stanley And An Affiliate Of MSFL, Will Make Determinations With Respect To The Notes

As calculation agent, MS & Co. will determine the Initial Underlier Levels, the Final Underlier Levels and the Final Basket Level and will calculate the Cash Settlement Amount you receive at maturity, if any. Moreover, certain determinations made by MS & Co. in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the Final Underlier Level in the event of a market disruption event with respect to a Basket Underlier or discontinuance of a Basket Underlier. These potentially subjective determinations may adversely affect the Cash Settlement Amount at maturity, if any. For further information regarding these types of determinations, see “Description of Securities—Postponement of Valuation Date(s)” and “—Calculation Agent and Calculations” in the accompanying product supplement. In addition, MS & Co. has determined the estimated value of the notes on the Trade Date.

Hedging And Trading Activity By Our Affiliates Could Potentially Adversely Affect The Value Of The Notes

One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the notes (and possibly to other instruments linked to the Basket Underliers or their component stocks), including trading in the stocks that constitute the Basket Underliers as well as in other instruments related to the Basket Underliers. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. Some of our affiliates also trade the stocks that constitute the Basket Underliers and other financial instruments related to the Basket Underliers on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the Trade Date could potentially increase the Initial Underlier Levels, and, therefore, could increase the levels at or above which the Basket Underliers must close on the Determination Date so that investors do not suffer a loss on their initial investment in the notes. Additionally, such hedging or trading activities during the term of the notes, including on the Determination Date, could adversely affect the levels of the Basket Underliers on the Determination Date, and, accordingly, the Cash Settlement Amount an investor will receive at maturity, if any. Furthermore, if the dealer from which you purchase notes is to conduct trading and hedging activities for us in connection with the notes, that dealer may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to any compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn a profit in connection with hedging activities may create a further incentive for the dealer to sell the notes to you, in addition to any compensation they would receive for the sale of the notes.

We May Sell An Additional Aggregate Face Amount Of Notes At A Different Issue Price

At our sole option, we may decide to sell an additional aggregate Face Amount of notes subsequent to the date hereof. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this document.

Past Performance is No Guide to Future Performance

The actual performance of the Basket Underliers over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical Closing Levels of the Basket Underliers or to the hypothetical return examples set forth herein. We cannot predict the future performance of the Basket Underliers.

The U.S. Federal Income Tax Consequences Of An Investment In The Notes Are Uncertain

Please read the discussion under “Tax Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement (together, the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the notes. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment, the timing and character of income on the notes might differ significantly from the tax treatment described in the Tax Disclosure Sections. For example, under one possible treatment, the IRS could seek to recharacterize the notes as debt instruments. In that event, U.S. Holders would be required to accrue into income original issue discount on the notes every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the notes as ordinary income. Additionally, as discussed under “United States Federal Taxation—FATCA” in the accompanying product supplement, the withholding rules commonly referred to as “FATCA” would apply to the notes if they were recharacterized as debt instruments. However, recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) eliminate the withholding requirement on payments of gross proceeds of a taxable disposition (other than amounts treated as “FDAP income,” as defined in the accompanying product supplement). We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE BASKET AND THE BASKET UNDERLIERS

The Basket

The Basket consists of five Basket Underliers with the following weightings within the Basket: the EURO STOXX 50® Index (36.00%), the Tokyo Stock Price Index (27.00%), the FTSE® 100 Index (19.00%), the Swiss Market Index (10.00%) and the S&P/ASX 200 Index (8.00%). The actual performance of the Basket and the Basket Underliers over the term of the notes, as well as the Cash Settlement Amount you receive at maturity, if any, may bear little relation to the historical levels of the Basket and the Basket Underliers or to the hypothetical return examples set forth herein.

Historical Information

The following graph is calculated to show the performance of the Basket during the period from January 1, 2015 through February 5, 2020, assuming the Basket Underliers were weighted as set forth herein and that the weightings were set on January 1, 2015 such that the initial basket level of the Basket were 100, and illustrates the effect of the offset and/or correlation among the Basket Underliers during such period. The graph does not take into account the Threshold Settlement Amount, nor does it attempt to show your expected return on an investment in the notes. The historical values of the Basket should not be taken as an indication of its future performance.

The EURO STOXX 50® Index

The EURO STOXX 50® Index was created by STOXX Limited, which is owned by Deutsche Börse AG and SIX Group AG. Publication of the EURO STOXX 50® Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the STOXX 600 Supersector Indices, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors. For additional information about the EURO STOXX 50® Index, see the information set forth under “EURO STOXX 50® Index” in the accompanying index supplement.

In addition, information about the EURO STOXX 50® Index may be obtained from other sources including, but not limited to, the Basket Underlier Publisher’s website (including information regarding the EURO STOXX 50® Index’s (i) top ten constituents and weightings, (ii) sector weightings and (iii) country weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor any agent or dealer for this offering makes any representation that this publicly available information regarding the Basket Underliers is accurate or complete.

Information as of market close on February 5, 2020:

Bloomberg Ticker Symbol:	SX5E
Current Index Value:	3,777.84

The following graph sets forth the daily Closing Levels of the EURO STOXX 50® Index for each quarter in the period from January 1, 2015 through February 5, 2020. The Closing Level of the EURO STOXX 50® Index on February 5, 2020 was 3,777.84. We obtained the information in the graph below from Bloomberg Financial Markets without independent verification. The EURO STOXX 50® Index has at times experienced periods of high volatility. The actual performance of the EURO STOXX 50® Index over the term of the notes may bear little relation to the historical Closing Levels of the EURO STOXX 50® Index or to the hypothetical return examples set forth herein. We cannot predict the future performance of the EURO STOXX 50® Index. You should not take the historical levels of the EURO STOXX 50® Index as an indication of its future performance, and no assurance can be given as to the Closing Level of the EURO STOXX 50® Index on the Determination Date.

“EURO STOXX 50®” and “STOXX®” are registered trademarks of STOXX Limited. For more information, see “EURO STOXX 50® Index” in the accompanying index supplement.

The Tokyo Stock Price Index

The Tokyo Stock Price Index (the “TOPIX Index®”) is published by the Tokyo Stock Exchange, Inc. (“TSE”). The TOPIX Index® was developed by the TSE. Publication of the TOPIX Index® began on July 1, 1969, based on a base index value of 100 as of January 4, 1968. The TSE domestic stock market is divided into two sections: the First Section and the Second Section. Listings of stocks on the TSE are divided between these two sections, with stocks listed on the First Section typically being limited to larger, longer-established and more actively traded issues and the Second Section to smaller and newly listed companies. The component stocks of the TOPIX Index® consist of all domestic common stocks listed on the First Section of the TSE. The TOPIX Index® is computed and published every second via TSE’s Market Information System, and is reported to securities companies across Japan and available worldwide through computerized information networks. For additional information about the TOPIX Index®, see the information set forth under “Tokyo Stock Price Index” in the accompanying index supplement.

In addition, information about the TOPIX® Index may be obtained from other sources including, but not limited to, the Basket Underlier Publisher’s website (including information regarding the TOPIX® Index’s sector weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor any agent or dealer for this offering makes any representation that this publicly available information regarding the Basket Underliers is accurate or complete.

Information as of market close on February 5, 2020:

Bloomberg Ticker Symbol:	TPX
Current Index Value:	1,701.83

The following graph sets forth the daily Closing Levels of the TOPIX Index® for each quarter in the period from January 1, 2015 through February 5, 2020. The Closing Level of the TOPIX Index® on February 5, 2020 was 1,701.83. We obtained the information in the graph below from Bloomberg Financial Markets without independent verification. The TOPIX Index® has at times experienced periods of high volatility. The actual performance of the TOPIX Index® over the term of the notes may bear little relation to the historical Closing Levels of the TOPIX Index® or to the hypothetical return examples set forth herein. We cannot predict the future performance of the TOPIX Index®. You should not take the historical levels of the TOPIX Index® as an indication of its future performance, and no assurance can be given as to the Closing Level of the TOPIX Index® on the Determination Date.

“TOPIX®” and “TOPIX Index®” are trademarks of the TSE. For more information, see “Tokyo Stock Price Index” in the accompanying index supplement.

The FTSE® 100 Index

The FTSE® 100 Index, which is calculated, published and disseminated by FTSE Russell, is a free-float-adjusted index which measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the London Stock Exchange. The 100 stocks included in the FTSE® 100 Index (the “FTSE Underlying Stocks”) are selected from a reference group of stocks trading on the London Stock Exchange which are in turn selected by excluding certain stocks that have low liquidity based on public float, accuracy and reliability of prices, size and number of trading days. The FTSE Underlying Stocks are selected from this reference group by selecting 100 stocks with the largest market value. For additional information about the FTSE® 100 Index, see the information set forth under “FTSETM 100 Index” in the accompanying index supplement.

In addition, information about the FTSE® 100 Index may be obtained from other sources including, but not limited to, the Basket Underlier Publisher’s website (including information regarding the FTSE® 100 Index’s (i) top five constituents and weightings and (ii) sector weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes.  Neither we nor any agent or dealer for this offering makes any representation that this publicly available information regarding the Basket Underliers is accurate or complete.

Information as of market close on February 5, 2020:

Bloomberg Ticker Symbol:	UKX
Current Index Value:	7,482.48

The following graph sets forth the daily Closing Levels of the FTSE® 100 Index for each quarter in the period from January 1, 2015 through February 5, 2020. The Closing Level of the FTSE® 100 Index on February 5, 2020 was 7,482.48. We obtained the information in the graph below from Bloomberg Financial Markets without independent verification. The FTSE® 100 Index has at times experienced periods of high volatility. The actual performance of the FTSE® 100 Index over the term of the notes may bear little relation to the historical Closing Levels of the FTSE® 100 Index or to the hypothetical return examples set forth herein. We cannot predict the future performance of the FTSE® 100 Index. You should not take the historical levels of the FTSE® 100 Index as an indication of its future performance, and no assurance can be given as to the Closing Level of the FTSE® 100 Index on the Determination Date.

“FTSETM” and “FootsieTM” are trademarks of London Stock Exchange Plc and The Financial Times Limited. For more information, see “FTSETM 100 Index” in the accompanying index supplement.

The Swiss Market Index

The Swiss Market Index (“SMI®”) represents approximately 85% of the free-float capitalization of the Swiss equity market. The Swiss Market Index consists of the 20 largest and most liquid equities of the Swiss Performance Index®. The composition of the Swiss Market Index is reviewed annually, and in order to ensure a high degree of continuity in the composition of the Swiss Market Index, the component stocks are subject to a special procedure for adding them to the Swiss Market Index or removing them based on free-float market capitalization and liquidity. For additional information about the Swiss Market Index, see the information set forth under “Swiss Market Index” in the accompanying index supplement.

In addition, information about the Swiss Market Index may be obtained from other sources including, but not limited to, the Basket Underlier Publisher’s website (including information regarding the Swiss Market Index’s (i) constituents and weightings and (ii) sector weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor any agent or dealer for this offering makes any representation that this publicly available information regarding the Basket Underliers is accurate or complete.

Information as of market close on February 5, 2020:

Bloomberg Ticker Symbol:	SMI
Current Index Value:	10,994.15

The following graph sets forth the daily Closing Levels of the Swiss Market Index for each quarter in the period from January 1, 2015 through February 5, 2020. The Closing Level of the Swiss Market Index on February 5, 2020 was 10,994.15. We obtained the information in the graph below from Bloomberg Financial Markets without independent verification. The Swiss Market Index has at times experienced periods of high volatility. The actual performance of the Swiss Market Index over the term of the notes may bear little relation to the historical Closing Levels of the Swiss Market Index or to the hypothetical return examples set forth herein. We cannot predict the future performance of the Swiss Market Index. You should not take the historical levels of the Swiss Market Index as an indication of its future performance, and no assurance can be given as to the Closing Level of the Swiss Market Index on the Determination Date.

SMI® is a trademark of SIX Swiss Exchange. For more information, see “Swiss Market Index” in the accompanying index supplement.

The S&P/ASX 200 Index

The S&P/ASX 200 Index is Australia’s large-capitalization tradable equity index and Australia’s institutional benchmark. The S&P/ASX 200 Index measures the performance of the 200 largest index-eligible stocks listed on the Australian Securities Exchange by float-adjusted market capitalization. Only stocks that are actively and regularly traded are considered for inclusion in the S&P/ASX 200 Index. The index is float-adjusted, and, as of August 2014, covers approximately 80% of Australian equity market capitalization. For additional information about the S&P/ASX 200 Index, see the information set forth under “S&P/ASX 200 Index” in the accompanying index supplement.

In addition, information about the S&P/ASX 200 Index may be obtained from other sources including, but not limited to, the Basket Underlier Publisher’s website (including information regarding the S&P/ASX 200 Index’s (i) top ten constituents, (ii) sector weightings and (iii) country weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor any agent or dealer for this offering makes any representation that this publicly available information regarding the Basket Underliers is accurate or complete.

Information as of market close on February 5, 2020:

Bloomberg Ticker Symbol:	AS51
Current Index Value:	6,976.053

The following graph sets forth the daily Closing Levels of the S&P/ASX 200 Index for each quarter in the period from January 1, 2015 through February 5, 2020. The Closing Level of the S&P/ASX 200 Index on February 5, 2020 was 6,976.053. We obtained the information in the graph below from Bloomberg Financial Markets without independent verification. The S&P/ASX 200 Index has at times experienced periods of high volatility. The actual performance of the S&P/ASX 200 Index over the term of the notes may bear little relation to the historical Closing Levels of the S&P/ASX 200 Index or to the hypothetical return examples set forth herein. We cannot predict the future performance of the S&P/ASX 200 Index. You should not take the historical levels of the S&P/ASX 200 Index as an indication of its future performance, and no assurance can be given as to the Closing Level of the S&P/ASX 200 Index on the Determination Date.

“Standard & Poor’s®,” “S&P®” and “S&P/ASX 200®” are trademarks of Standard and Poor’s Financial Services LLC. For more information, see “S&P/ASX 200 Index” in the accompanying index supplement.

TAX CONSIDERATIONS

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, a note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. However, because our counsel’s opinion is based in part on market conditions as of the date of this document, it is subject to confirmation on the pricing date.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Taxation” in the accompanying product supplement, the following U.S. federal income tax consequences should result based on current law:

▪  A U.S. Holder should not be required to recognize taxable income over the term of the notes prior to settlement, other than pursuant to a sale or exchange.

▪  Upon sale, exchange or settlement of the notes, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. Such gain or loss should be long-term capital gain or loss if the investor has held the notes for more than one year, and short-term capital gain or loss otherwise.

In 2007, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

As discussed in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2023 that do not have a delta of one with respect to any Underlying Security. Based on the terms of the notes and current market conditions, we expect that the notes will not have a delta of one with respect to any Underlying Security on the pricing date. However, we will provide an updated determination in the final pricing supplement. Assuming that the notes do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the notes should not be Specified Securities and, therefore, should not be subject to Section 871(m).

Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

ADDITIONAL INFORMATION ABOUT THE NOTES

No interest or dividends: The notes will not pay interest or dividends.

No listing: The notes will not be listed on any securities exchange.

No redemption: The notes will not be subject to any redemption right.

Purchase at amount other than Face Amount: The amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the Face Amount. See “Risk Factors—If You Purchase Your Notes At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected” beginning on page 13 of this document.

Use of proceeds and hedging: The proceeds from the sale of the notes will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per note issued. The costs of the notes borne by you and described on page 2 comprise the cost of issuing, structuring and hedging the notes.

On or prior to the Trade Date, we will hedge our anticipated exposure in connection with the notes, by entering into hedging transactions with our affiliates and/or third party dealers. We expect our hedging counterparties to take positions in stocks of the Basket Underliers, futures and options contracts on the Basket Underliers, and any component stocks of the Basket Underliers listed on major securities markets or positions in any other available securities or instruments that they may wish to use in connection with such hedging. Such purchase activity could increase the levels of the Basket Underliers on the Trade Date, and therefore increase the levels at or above which the Basket Underliers must close on the Determination Date so that investors do not suffer a loss on their initial investment in the notes. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the notes, including on the Determination Date, by purchasing and selling the stocks constituting the Basket Underliers, futures or options contracts on the Basket Underliers or their component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. We cannot give any assurance that our hedging activities will not affect the levels of the Basket Underliers, and, therefore, adversely affect the value of the notes or the payment you will receive at maturity, if any. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Benefit Plan Investor Considerations: Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (such accounts and plans, together with other plans, accounts and arrangements subject to Section 4975 of the Code, also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the Issuer of the notes nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition of these notes will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violate any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i)	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder’s investment in the notes, or (C) the exercise of or failure to exercise any rights we have under or with respect to the notes;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii)	any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan. In this regard, neither this discussion nor anything provided in this preliminary pricing supplement is or is intended to be investment advice directed at any potential Plan purchaser or at Plan purchasers generally and such purchasers of these notes should consult and rely on their own counsel and advisers as to whether an investment in these notes is suitable.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations: Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest: We expect to agree to sell to MS & Co., and MS & Co. expects to agree to purchase from us, the aggregate face amount of the offered notes specified on the cover of this pricing supplement. MS & Co. proposes initially to offer the notes to an unaffiliated securities dealer at the price to public set forth on the cover of this pricing supplement less a concession not in excess of 1.53% of the face amount. The price to public will be between 98.47% and 100.00% of the face amount, which reflects, for certain fee-based advisory accounts, a foregone agent’s commission with respect to sales of such notes (i.e., the agent’s commission specified on the cover of this pricing supplement with respect to such notes will be reduced, potentially down to 0.00%). MS & Co., the agent for this offering, is our affiliate. Because MS & Co. is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, MS & Co. may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes. When MS & Co. prices this offering of notes, it will determine the economic terms of the notes, including the Threshold Settlement Amount, such that for each note the estimated value on the Trade Date will be no lower than the minimum level described in “Estimated Value” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the notes of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Settlement: We expect to deliver the notes against payment for the notes on the Original Issue Date, which will be the fifth scheduled Business Day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than two Business Days after the Trade Date, purchasers who wish to transact in the notes more than two Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

WHERE YOU CAN FIND MORE INFORMATION

MSFL and Morgan Stanley have filed a registration statement (including a prospectus, as supplemented by the product supplement and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the product supplement, the index supplement and any other documents relating to this offering that MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MSFL and/or Morgan Stanley will arrange to send you the product supplement, index supplement and prospectus if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov.as follows:

Prospectus dated November 16, 2017

Product Supplement dated November 16, 2017

Index Supplement dated November 16, 2017

Terms used but not defined in this document are defined in the product supplement, in the index supplement or in the prospectus.